_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934 (the "Act")

February 24, 2003
(Date of earliest event reported)

ASPEN GROUP RESOURCES CORPORATION
(Exact name of Registrant as specified in its Charter)

Yukon, Canada	**0-28814**	**98-0164357**
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

One North Hudson, Suite 1000
Oklahoma City, Oklahoma 73102
(Address of principal executive offices)

Telephone Number (405) 278-8800
(Registrant's telephone number, including area code)

3300 Bank One Center, 100 North Broadway
Oklahoma City, Oklahoma 73102
(Former name or address, if changed since last report)

ITEM 5. OTHER EVENTS

On February 24, 2003, Aspen Group Resources Corporation (the "Company") issued a press release announcing that due to its status as a "foreign private issuer" as defined in the Securities and Exchange Act of 1934, it has elected to begin filing its financial reports and other applicable disclosure documents exclusively under Canadian securities guidelines effective January 1, 2003. Aspen is incorporated under the laws of the Yukon Territory, Canada and as of December 31, 2002, more than 50 percent of its outstanding common shares are held by non-U.S. residents thus causing it to become a "foreign private issuer" as defined in the Act.

In the future Aspen will file an annual report on Form 20-F with the Securities and Exchange Commission (SEC) within six months of the end of its fiscal year and will also file public filings that it makes pursuant to Canadian law, such as its quarterly reports and news releases, with the SEC on Form 6-K. All of Aspen's disclosure filings will continue to be available in the EDGAR (www.sec.gov/edgar) and SEDAR databases **(www.sedar.com).**

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

   c)   Exhibits:
         1.   Press release dated February 24, 2003.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 24, 2003
ASPEN GROUP RESOURCES CORPORATION
(Registrant)

/s/ Robert Calentine
Robert Calentine
Chief Executive Officer

EXHIBIT
Press release dated February 24, 2003

Aspen Group Sells Non-Core Properties for Cdn $6.7 Million
--Proceeds to be used to reduce debt and improve cash flow—

OKLAHOMA CITY, Oklahoma February 24, 2003 -- Aspen Group Resources Corporation, (TSX: ASR, OTCBB: ASPGF) ("Aspen" or the "Company"), today announced that it has recently closed two sales of non-core assets totaling approximately Cdn $6.7 million ($4.4 million US).

El Dorado Field, Kansas
The Company has sold its entire interest in the El Dorado Field in Kansas for approximately Cdn $4.42 million ($2.85 million US) in cash. The majority of proceeds generated from this sale were utilized to further reduce the Company's US bank debt.

Although the El Dorado Field produced approximately 150 bbl/pd of oil, lifting costs and debt service in this area were measurably higher than other producing assets owned by the Company. The disposition of the El Dorado Field assets will reduce debt and enable the Company to become more focused on the development of its gas producing properties in Oklahoma.

In addition to the El Dorado assets, Aspen has sold its entire interest in real properties located in Kerrville, Texas for net proceeds of Cdn $497 thousand ($325 thousand US). There was no oil and gas production on this property.

Wintering Hills, Alberta
The Company has sold its 25 percent interest in Wintering Hills, Alberta for Cdn $1.875 million ($1.22 million US) in cash. The majority of proceeds were used to reduce the Company's Canadian bank debt.

"These transactions are an important step in rationalizing Aspen's inventory of producing properties," stated Robert Calentine, CEO of Aspen. "Our decision to sell these properties is consistent with the Company's realignment objectives and our disciplined growth strategy. The three key elements of that strategy are to concentrate our focus on natural gas, to reduce our production costs and debt service, and to re-deploy capital to core assets. Management expects to identify additional non-core properties in Aspen's inventory that can be monetized for re-investment into core areas and debt reduction."

Other News
The Company also announced that due to its status as a "foreign private issuer" as defined in the Securities and Exchange Act of 1934, it has elected to begin filing its financial reports and other applicable disclosure documents exclusively under Canadian securities guidelines effective January 1, 2003. Aspen is incorporated under the laws of the Yukon Territory, Canada and as of December 31, 2002, more than 50 percent of its outstanding common shares are held by non-U.S. residents thus causing it to become a "foreign private issuer" as defined in the Act. The percentage of Canadian ownership was further increased by the Company's recently announced successful private placement in Canada, which raised Cdn $1.68 million.

In the future Aspen will file an annual report on Form 20-F with the Securities and Exchange Commission (SEC) within six months of the end of its fiscal year and will also file public filings that it makes pursuant to Canadian law, such as its quarterly reports and news releases with the SEC on Form 6-K. All of Aspen's disclosure filings will continue to be available in the EDGAR (www.sec.gov/edgar) and SEDAR databases (www.sedar.com).

"The decision to become a foreign private issuer, as provided under SEC guidelines, will only reduce the costs associated with our continuous disclosure, not the quantity or quality," added Mr. Calentine. "We will continue to deliver full disclosure on a timely basis to our shareholders and the investing public."

Aspen Group Resources Corporation is an independent producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in the Mid Continent Region in the US and Western Canada. Aspen's shares trade on The Toronto Stock Exchange under the symbol ASR and on the OTCBB under the symbol ASPGF.